 **Reliability Incorporated**
P.O Box 218370
Houston, Texas 77218-8370

December 12, 2006

To: Mr. Eric Atallah
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

RE: Reliability Incorporated From 10-KSB for the period ending Dec. 31, 2005
Reliability Incorporated Form 10-QSB for the period ending Sept. 30, 2006
File No. 0-07092

Dear Mr. Atallah:

We have reviewed your comments and agree with your findings. Accordingly, we will
file amendments to our Forms 10-KSB for the period ending December 31, 2005 and our
Form 10-QSB for the period ending September 30, 2006 no later than December 18th, as
requested.

We appreciate your compliance assistance with the applicable disclosure requirements
and acknowledge that the company is responsible for the adequacy of the disclosure in its
filing, staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing, and the
company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Sincerely,

James M. Harwell
Acting Chief Financial Officer
Reliability Incorporated